GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2020 and 2019
(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders' deficiency for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Comparative Information

The consolidated financial statements of the Company as at December 31, 2018 and for the year then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on April 18, 2019.

Kreston GTA LLP

Chartered Professional Accountants
Licensed Public Accountants
Markham, Canada

April 22, 2021

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Gentor Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Gentor Resources Inc. and its subsidiary (the Company) which comprise the consolidated statement of loss and comprehensive loss, consolidated statement of cash flows, and consolidated statement of shareholders' deficiency for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating loss for the year ended December 31, 2018, raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
April 18, 2019

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Stated in US dollars)

ASSETS	As at December 31, 2020	As at December 31, 2019
Current
Cash	$793	$1,034
Accounts receivable (note 4)	-	50,000
Due from related parties (note 6)	319	116,020
Advances receivable (note 5)	15,337	16,298
Total current assets	16,449	183,352

Total assets	$16,449	$183,352

LIABILITIES
Current
Accounts payable	$385,877	$345,727
Accrued liabilities	142,055	145,595
Due to related parties (note 6)	295,481	222,091
Total current liabilities	823,413	713,413
Loan (note 7)	24,182
Total liabilities	$847,595	$713,413

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 10a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2019 - 38,906,742) (note 10b)	31,125	31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,187,543)	(43,886,458)
Total shareholders' deficiency	(831,146)	(530,061)

Total liabilities and shareholders' deficiency	$16,449	$183,352

Nature of operations and going concern (note 1)
Environmental contingency (note 13)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Stated in US dollars)

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Expenses

Management and consulting fees	$-	$62,381	$111,690
Professional fees	56,874	66,159	63,111
General and administrative expenses	265,767	365,016	196,488
Stock-based compensation expense (note 10c)	-	41,227	-
Depreciation and amortization	-	-	189
Net operating loss	(322,641)	(534,783)	(371,478)
Interest income	80	522	591
Foreign exchange (loss) gain	(8,634)	(538)	21,976
Realized loss on disposal of investment in shares (note 4)	-	(120,809)	-
Gain on common share purchase warrants	-	59,740	308,342
Other income including government assistance (notes 7 and 8)	30,110	-	-
Gain on settlement (note 4)	-	300,000	-
Net loss and comprehensive loss before discontinued operations	$(301,085)	$(295,868)	$(40,569)
Net loss from discontinued operations (note 9)	-	-	(173)
Net loss and comprehensive loss	$(301,085)	$(295,868)	$(40,742)

Net loss and comprehensive loss per share - continuing operations - basic and diluted	$(0.01)	$(0.01)	$(0.00)
Net loss and comprehensive loss per share - discontinued operations - basic and diluted	-	-	$(0.00)
Net loss and comprehensive loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.00)

Weighted average number of shares - basic and diluted	38,906,742	37,153,317	26,783,454

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in US dollars)

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018

Operating activities:
Net loss from continuing operations	$(301,085)	$(295,868)	$(40,569)
Adjustments required to reconcile net loss with net cash utilized in operating activities
Fair value gain on government loan (note 7)	(5,084)	-	-
Accretion expense on government loan (note 7)	598	-	-
Depreciation and amortization	-	-	189
Gain on settlement (note 4)	-	(300,000)	-
Loss on disposal of investment in shares (note 4)	-	120,809	-
Stock-based compensation expense (note 10c)	-	41,227	-
Gain on common share purchase warrants	-	(59,740)	(308,342)
Changes in non-cash working capital balances
Due from related parties	115,701	40,810	(11,505)
Due to related parties	73,390	113,750	44,218
Accounts receivable (note 4)	50,000	50,000	-
Advances receivable	961	(1,769)	(14,529)
Accounts payable	40,150	(6,150)	47,767
Accrued liabilities	(3,540)	25,595	(41,461)
Cash utilized in operating activities	(28,909)	(271,336)	(324,232)

Investing activities:
Proceeds on disposal of investment in shares (note 4)	-	79,191	-
Cash provided by investing activities	-	79,191	-

Financing activities:
Proceeds from common shares issued, net of costs (note 10)	-	187,125	263,348
Loan received (note 7)	28,668	-	-
Cash provided by financing activities	28,668	187,125	263,348

Net cash inflow	(241)	(5,020)	(60,884)
Cash outflows from discontinued operations (note 9)	-	-	(1,827)
Cash, beginning of the year	1,034	6,054	68,765
Cash, end of the year	$793	$1,034	$6,054

Cash at the end of the year relates to:
Continuing operations	$793	$1,034	$6,054
Discontinued operations (note 9)	-	-	-
	$793	$1,034	$6,054

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY (Stated in US dollars)

	Number of common shares	Common shares amount	Additional paid-in capital	Accumulated deficit	Total shareholders' deficiency
Balance at December 31, 2017	21,906,742	$17,525	$42,655,469	$(43,549,848)	$(876,854)
Net loss for the year	-	-	-	(40,742)	(40,742)
Common shares issued (note 10b)	12,000,000	9,600	445,451	-	455,051
Balance at December 31, 2018	33,906,742	$27,125	$43,100,920	$(43,590,590)	$(462,545)
Net loss for the year	-	-	-	(295,868)	(295,868)
Stock-based compensation expense (note 10c)	-	-	41,227	-	41,227
Common shares issued (note 10b)	5,000,000	4,000	183,125	-	187,125
Balance at December 31, 2019	38,906,742	$31,125	$43,325,272	$(43,886,458)	$(530,061)
Net loss for the year	-	-	-	(301,085)	(301,085)
Balance at December 31, 2020	38,906,742	$31,125	$43,325,272	$(44,187,543)	$(831,146)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

1. NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company" or "Gentor"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (which was the Company's only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2020, the Company had a net loss and comprehensive loss of $301,085 (2019 - $295,868 and 2018 - $40,742). The Company also had a deficit accumulated during the exploration stage of $44,187,543 as at December 31, 2020 (December 31, 2019 - $43,886,458), and a working capital deficiency of $806,964 as at December 31, 2020 (December 31, 2019 - $530,061).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Management is also closely monitoring the impact of COVID-19 on the Company's business, including the impact on employees and liquidity. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19.

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its ongoing working capital and other cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

These circumstances represent material uncertainties which cast substantial doubt on the Company's ability to continue on a going concern basis. These audited consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

a) BASIS OF CONSOLIDATION

The Company's audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited ("Gentor International"). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b) MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred (see Notes 3 and 9).

c) CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment - Straight line basis over four years
Leasehold improvements - Straight line basis over five years

d) ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the years ended December 31, 2020, 2019 and 2018.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

e) ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2020 and 2019.

f) STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 10(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2020 and 2019, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

g) CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h) FOREIGN EXCHANGE

The Company's functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of loss and comprehensive loss.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

i) USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to estimation of deferred income taxes, tax loss recoverability and fair value estimates for stock options and common share purchase warrants.

j) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to- maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in any net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

Fair Value

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

k) INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset / liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to $nil at the balance sheet date.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

ASC 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l) LOSS PER SHARE

Basic loss per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m) DISCONTINUED OPERATIONS

A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell.

When an operation is classified as a discontinued operation, the Company's comparative consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held its mineral properties in Turkey (See Notes 3 and 9).

n) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2020. For the year ended December 31, 2020, there were no updates that are applicable or are consequential to the Company.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

3. MINERAL PROPERTIES

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated two joint venture option agreements with local Turkish entities. The first option agreement (the "Karaburun Option") was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was covered by the Karaburun Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015. During 2015, the Company terminated the Karaburun Option.

On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (being the Company's only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017 (see Note 9).

4. ACCOUNTS RECEIVABLE

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of Gentor's properties in Oman (the "Oman Sale"). Savannah is an Alternative Investment Market-listed resource development company.

The original consideration for the Oman Sale was comprised of a cash payment of $800,000, which was paid to the Company on closing, and the following deferred consideration (the "Deferred Consideration"): (a) $1,000,000, payable to Gentor upon a formal final investment decision being made for the development of the Block 5 license (one of the sold properties) in Oman; (b) $1,000,000, payable to Gentor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 license in Oman; and (c) $1,000,000, payable to Gentor within six months of the payment referred to in (b) above. The Deferred Consideration remained outstanding as the related milestones as set out in (a), (b) and (c) were not achieved. The contingent Deferred Consideration has not been reflected in the consolidated financial statements according to ASC 450-30-25 Gain Contingencies Recognition. Management continued to reassess the value of the Deferred Consideration at each reporting date.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

Under the Settlement Agreement, Gentor and Savannah agreed to fully settle the outstanding Deferred Consideration in exchange for (i) the payment to Gentor by Savannah of $100,000 (with $50,000 being payable 30 days from the date of the Settlement Agreement and $50,000 being payable six months from the date of the Settlement Agreement), and (ii) the issuance to Gentor by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares) (the "Savannah Shares"). As a result, the Company recognized $300,000 as a gain on settlement.

As at December 31, 2020, the balance of $nil (December 31, 2019 - $50,000) in accounts receivable is related to the Deferred Consideration under the Settlement Agreement due to the Company from Savannah, which was received in Feburary 2020.

During the year ended December 31, 2019, the Company sold 3,008,025 Savannah shares for proceeds of $79,121 and a realized loss on disposal of investment in shares of $120,209.

5. ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,337 (December 31, 2019 - $15,282), which is non-interest bearing and due on demand.

6. RELATED PARTY TRANSACTIONS

As of December 31, 2020, an amount of $258,032 (December 31, 2019 - $222,091) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2020, an amount of $37,449 was owed to Loncor Resources Inc. (December 31, 2019 - $116,020 owed by Loncor Resources Inc.), a company with common directors, in relation to the payment of common general and administrative expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

7. LOAN

In May 2020, the Company received a $28,668 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto- Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing and can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC will automatically convert to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Compny exercises the option for a 3-year extension, 5% interest during the term extension period will aply on any balance remaining.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2020, interest of $598 has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2019 and 2018 - $Nil).

As at December 31, 2020, the CEBA LOC is valued at $24,182 (Cdn$ 30,789)(December 31, 2019 - $Nil (Cdn$Nil)).

8. GOVERNMENT ASSISTANCE

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy ("CEWS") in order to help employers retain and/or return Canadian-based employees to payrolls in response to challenges posed by the COVID-19 pandemic. Gentor determined that it met the employer eligibility criteria and applied for the CEWS retroactively to March 15, 2020. Cash payments of $25,026 have been received in the year 2020. The Company has recorded a total gross subsidy of $25,026 under "interest and other income" in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020 (years ended December 31, 2019 and 2018: $nil and $nil, respectively).

In July 2020, the program was redesigned and extended until December 2020. In September and November 2020, the Government of Canada announced further extensions of the program to June 2021. The Company intends to continue its participation in the CEWS program, subject to meeting the eligibility requirements. There are no unfulfilled conditions or other contingencies attaching to the current CEWS program.

9. DISCONTINUED OPERATIONS

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project in Turkey (being the Company's only project). The Company has relinquished the Karaburun project and discontinued its operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

As a result of the foregoing, the assets and liabilities related to the Karaburun project were re-classified as held for sale as at December 31, 2017 and the comparative period. For the year ended December 31, 2018, all assets and liabilities held for sale were disposed of.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

The operating results of the discontinued operations were as follows:

For the year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Expenses	$	$	$
Professional fees	-	-	-
General and administrative expenses	-	-	-
Impairments	-	-	-
Depreciation and amortization	-	-	-
Net operating loss	-	-	-
Foreign exchange (loss) gain	-	-	(173)
Net loss from discontinued operations	-	-	(173)

The cash flows from discontinued operations were as follows:

	For the year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Net loss from discontinued operations	$-	$-	$(173)
Add items not affecting cash:
Depreciation	-	-	-
Impairments	-	-	-
Change in non-cash working capital items
Prepaids and advances	-	-	3,703
Accounts payable	-	-	(5,358)

Cash utilized in operating activities - discontinued operations	-	-	(1,827)
Cash outflows from discontinued operations	-	-	(1,827)
Cash - discontinued operations	-	-	-

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

10. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

In June 2018 the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of $301,500 (Cdn$400,000). Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of $153,551 (Cdn$200,000). Directors and officers of the Company purchased 3,075,000 of the said shares.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of $187,125 (Cdn$250,000). Mr Kondrat purchased 3,000,000 of the said shares.

As of December 31, 2020, the Company had 38,906,742 issued and outstanding common shares (December 31, 2019 - 38,906,742).

c) Stock-Based Compensation

The Company has a stock option plan (the "Plan"). Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company's common shares on the TSX Venture Exchange prior to the date the stock option is granted.

In May 2014, 210,000 stock options were granted under the Plan. Each such stock option entitled the holder to purchase one common share of the Company at a purchase price of $1.12 (Cdn$1.20) for a period of 5 years. The options vested at a rate of 25% on each six-month anniversary of the grant date.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

In June 2019, 1,000,000 stock options were granted under the Plan to the Company's officers and directors. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

The following table summarizes the stock option information for the years ended December 31, 2020 and 2019:

	Number of options	Weighted average exercise price ($Cdn)	Weighted average fair value ($Cdn)	Weighted average remaining contractual life (in years)
Closing Balance, December 31, 2018	93,750	1.200	0.480	0.39
Expired	(93,750)	1.200	(0.480)
Granted	1,040,000	0.065	0.065	4.49
Closing Balance, December 31, 2019	1,040,000	0.065	0.065	4.49
Closing Balance, December 31, 2020	1,040,000	0.065	0.065	3.49

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions for the options granted in June and July 2019:

(i) Risk-free interest rates: 1.40% - 1.53%, which are based on the Bank of Canada benchmark bonds, average yield 5-year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options;

(ii) Expected volatility: 119.33% - 119.56%, which is based on the Company's historical stock prices;

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

During the year ended December 31, 2020, the Company recognized $nil as stock-based compensation expense (years ended December 31, 2019 - $41,227 and 2018 - $nil, respectively). As at December 31, 2020, the unrecognized stock-based compensation expense is $nil (December 31, 2019 - $nil).

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

d) Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2020, amounting to 38,906,742 common shares (years ended December 31, 2019 and 2018 - 37,153,317 and 26,783,454, respectively).

The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options (years ended December 31, 2019 and 2018 - 1,040,000 and 93,750, respectively) or the common share purchase warrants (years ended December 31, 2020, 2019 and 2018 - $nil, $nil and 5,000,000, respectively) as they are anti-dilutive.

11. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2019 - 21% and 2018 - 35%) to the income tax expense is as follows:

Year ended December 31,	2020	2019	2018
	$	$	$
Loss for the year before income tax	(301,000)	(296,000)	(41,000)

Expected income tax recovery based on statutory rate	(63,000)	(62,000)	(9,000)
Adjustment to expected income tax benefit:
Permanent differences	-	(4,000)	44,000
Change in tax rate	-	-	5,360,000
Change in benefit of tax assets not recognized	63,000	66,000	(5,395,000)
	-	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2020	2019	2018
	$	$	$

Non-capital loss carryforwards	14,161,000	14,098,000	13,330,000
Capital loss carryforwards	25,540,000	25,540,000	25,540,000
Capital assets	108,000	108,000	127,000
Others	115,000	115,000	264,000
Total:	39,924,000	39,861,000	39,261,000

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

The Company has non-capital losses in the United States of approximately $14.2 million available, which may be applied against future taxable income and which expire as follows:

2025	$98,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
2038	361,000
2039	313,000
2040	364,000
Total:	$14,161,000

12. FINANCIAL RISK MANAGEMENT

a) FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of loss and comprehensive loss. The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2020. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at December 31, 2020.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

Canadian Dollars
Cash	$325
Accounts payable	(115,063)
Loan	(40,000)
Total foreign currency working capital	(154,738)
US$ exchange rate at December 31, 2020	0.7854
Total foreign currency net working capital in US$	(121,531)
Impact of a 10% strengthening of the US$ on net loss	(12,153)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

c) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2020, the carrying values of the Company's cash, accounts receivable, due from related parties, advances receivable, accounts payable, due to related parties and accrued liabilities approximate fair value.

13. ENVIRONMENTAL CONTINGENCY

Any exploration and evaluation activities of the Company are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.